# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Allied Gaming & Entertainment Inc., CIK 0001708341
CUSIP: 019170109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 745 FIFTH AVENUE, SUITE 500, NEW YORK, New York (NY), 10151
Date of event which requires filing of this statement: 06/02/2025
Amends the filing with accession number 0001213900-21-005405
Filed by CIK 0001811775
Persons authorized to receive notices and communications: ROY CHOI, KNIGHTED PASTURES, LLC, 1933 S. Broadway Suite 1146, Los Angeles, California (CA), 90007, 213-222-8589; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Knighted Pastures LLC (CIK 0001811775): type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 8,906,270; sole dispositive power 0; shared dispositive power 8,906,270; aggregate amount beneficially owned 8,906,270 (20.2% of the class)
  Comment: Percentage calculated based on 44,106,014 shares of Common Stock outstanding as of November 11, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 14, 2024.
- Choi Roy (CIK 0001836163): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 11,986,423; sole dispositive power 0; shared dispositive power 11,986,423; aggregate amount beneficially owned 11,986,423 (27.2% of the class)
  Comment: Percentage calculated based on 44,106,014 shares of Common Stock outstanding as of November 11, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Allied Gaming & Entertainment Inc.
Address of issuer's principal executive offices: 745 FIFTH AVENUE, SUITE 500, NEW YORK, New York (NY), 10151
Comment: The following constitutes Amendment No. 16 to the Schedule 13D filed by the undersigned ("Amendment No. 16"). This Amendment No. 16 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On June 2, 2025, Knighted delivered a letter to the Issuer (the "Notice"), nominating three highly qualified director candidates, Peter Chun, Howard Donaldson and Adam Rymer, as Class C nominees (the "Class C Nominees") for election to the Issuer's board of directors (the "Board") at the combined 2024 and 2025 annual meeting of stockholders of the Issuer (the "Annual Meeting"). Knighted intends to solicit support for the election of its Class C Nominees together with its previously nominated, highly qualified Class B nominees, Roy Choi, Walter Ivey Delph III, and Jennifer van Dijk (the "Class B Nominees" and together with the Class C Nominees, the "Knighted Nominees") at the Annual Meeting. Knighted also submitted a business proposal for the removal, for cause, of Class A director Yangyang Li, from the Board in the Notice.

As described in more detail in their biographies below, the Knighted Nominees have backgrounds spanning finance, entertainment, technology, media and gaming. Knighted carefully selected this highly qualified slate of director candidates, who collectively have decades in the technology, gaming and media industries, including experience as CEOs, senior executives and founders of well-performing media and technology enterprises.

The Knighted Nominees are:

Class B Nominees:

Roy Choi has served as Co-Founder, Chief Executive Officer and Manager of Knighted Ventures, LLC, a multi-faceted gaming and entertainment enterprise, since 2011. In July 2019, Mr. Choi co-founded the Bay Area Panthers, a professional indoor football team and member of the Indoor Football League ("IFL"). Mr. Choi has also served as Partner at Neer Motion LLC, an artist and talent agency representing a curated roster of cinematographers and directors, since 2018. Previously, Mr. Choi served as Co-Founder of the San Diego Strike Force, a professional indoor football team and member of the IFL, from September 2018 to October 2024, and as Co-Founder of KCM Agency, a multicultural digital marketing agency based in Los Angeles, California, from July 2011 to January 2021. Mr. Choi currently serves on the board of directors of Ananda Scientific, Inc., a research-focused biotech company, since March 2024, and as Chairman of the board of directors at PM Studios, Inc., a video game company specializing in a variety of categories including music, arcade, and online multiplayer, since January 2020. Mr. Choi also holds senior positions at various non-profits, including serving as Executive Producer and Chair of the board of directors of Kollaboration, a non-profit promoting and showcasing emerging Asian Pacific artists across North America, since 2003; Founder and Chair of the board of directors of Children in Harmony's Amani Project, an organization fostering gender equity through music education in developing communities, since 2016; and as a member of the Board of Trustees of the Southern California Institute of Architecture, a private architecture school in Los Angeles, since January 2021. Mr. Choi earned a B.A. in Cinema from the University of Southern California and M.B.A.s from Columbia Business School and London Business School.

Walter Ivey Delph III currently serves as President of Delph Enterprises, an advisory company focused on product development, fundraising and digital transformation, since 2011 and as President of Mahway LLC, an investment company, since February 2024. Mr. Delph is also currently an advisor to 150Bond, LLC, a consulting services company, since May 2020. Previously, Mr. Delph served in various executive roles, including Chief Business Officer and Senior Vice President at Magic Leap, Inc., an American technology company and producer of head-mounted augmented reality display systems, from September 2020 to April 2022. Mr. Delph served as the Partner and Managing Director at Boston Consulting Group, Inc., a global consulting firm, where he served as the North American Head from April 2014 to August 2020. From 2012 to 2014, he served as the Chief Executive Officer at Adly, Inc. ("Adly"), a digital marketing and machine learning software company. Prior to that, Mr. Delph served as the Chief Operating Officer and Senior Vice President at News Corporation (NASDAQ: NWSA), a global media and publishing company, from November 2010 to February 2012; Senior Vice President of Digital Operations at Twentieth Century Fox, Inc. (n/k/a 20th Century Studios) (formerly NASDAQ: TFCFA, TFCF), a multinational mass media and entertainment conglomerate, from 2007 to 2010; and Director of Broadband & Mobile Content Strategy at Verizon Communications, Inc. (NYSE: VZ) ("Verizon"), a telecommunications company, from September 2004 to November 2007, during which time he also served as Verizon's Director of IPTV, Gaming and Wireless Content from 2005 to 2006. Mr. Delph began his career as an Analyst in Investment Banking at The Goldman Sachs Group, Inc. (NYSE: GS), a global investment bank and financial services company, from 1997 to 1999. Mr. Delph served as an advisor to Wurrly, LLC, a mobile application that provides customizable sound and musical recordings, from 2015 to July 2020 and to ATTN, Inc., a content network, production studio, and creative agency, from 2014 to January 2019. Previously, Mr. Delph served on the board of directors of Adly, from 2012 to 2014. Mr. Delph currently serves on the Advisory Boards of the Los Angeles Kings, a professional ice hockey team of the National Hockey League, since September 2017, and Burberry Group, plc (LSE: BRBY), a British luxury fashion house and distributor, since September 2019. From January 2011 to March 2015, he served on the Advisory Board of Vegas.com, a destination-specific online travel agency. Mr. Delph currently serves on the Board of Governors of Cedars Sinai Medical Group, a nonprofit teaching hospital, since 2017, and previously served on the Board of Trustees of the Brentwood School, an independent, co-ed K-12 day school located in Los Angeles, from January 2019 to March 2023, and as an Advisor to All Star Code, a non-profit organization, from 2014 to 2019. Mr. Delph earned a B.A. from Middlebury College and an M.B.A. from Harvard University.

Jennifer van Dijk has served as Chief Executive Officer at Superplastic, Inc., a character-driven animated intellectual property company, since September 2023. Prior to this, Ms. van Dijk served as President of the American Division at Dapper Labs, Inc., a blockchain-focused digital collectibles company, from May 2022 to August 2023, and as Chief Executive Officer at Hoonigan, LLC (f/k/a Wheel Pros, LLC), a leading provider of aftermarket vehicle enhancements, from November 2020 to May 2022. From April 2018 to October 2020, she served as Executive Vice President of Digital and Content Partnerships at Wasserman Media Group, LLC, a multimedia marketing and talent management company, where she re-joined after previously serving as Senior Vice President of Digital from 2008 to 2015. Prior to that, Ms. van Dijk served as Chief Strategy Officer and Vice President, Partnerships for the Los Angeles Clippers, a National Basketball Association (NBA) team, from 2016 to 2018, where she led corporate partnerships and digital content initiatives. She also served as Vice President, Team Marketing & Business Operations at the NBA, from 2015 to 2016, where she directed the Team Sponsorship Development group, consulting for all 30 NBA teams. Earlier in her career, Ms. van Dijk served as Vice President of Digital Strategy at IMG Worldwide, LLC (now Endeavor), a global sports and culture company, from 1998 to 2008. Ms. van Dijk earned a B.A. in Political Science from Mount Holyoke College.

Class C Nominees:

Peter Chun has served as Executive Vice President and Global Head of Platforms, Algorithms and Culture at VaynerX, LLC ("VaynerX"), a global modern marketing and communications holding company, since November 2024. Mr. Chun is also a Partner for SWDSH USA, LLC, a consumer-packaged goods distributor, since January 2024 and is a Managing Member of Alpha Soup, LLC, a consulting and advisory service focused on marketing and brand building rooted in driving business outcomes, since January 2023. Previously at VaynerX, Mr. Chun served as Senior Vice President and Global Head of Partnerships & Growth from January 2020 to March 2025. Prior to that, Mr. Chun served as Vice President of Platform Strategy & Growth at SocialCode LLC, a technology and insights company that manages digital advertising for the world's leading consumer brands, from 2015 to 2019 and was the Co-Founder and Chief Executive Officer of Swaag.it, LLC, an online platform that allows users to discover new merchants and fashion brands using AI technology, from 2011 to 2017. Mr. Chun also served as the Head of Solutions at Clickable, Inc., an AI-powered advertising platform designed to simplify the creation of brand advertisements across various marketing channels, from 2010 to 2012 after serving as Senior Director, Platform from 2008 to 2010. Prior to that, Mr. Chun served as Managing Director of Search Marketing at Rakuten Advertising (f/k/a LinkShare Corporation), a company providing businesses with innovative tools and services to enhance online marketing efforts, from 2005 to 2008 after serving as Senior Manager of Search Marketing from 2004 to 2005. Mr. Chun received his B.B.A. in Marketing from the George Washington University School of Business.

Howard Donaldson is the Founder and has served as Chief Executive Officer and Chairman of the board of directors of Lunar Owl Consulting, a business consulting advisory firm focused on leading video game, digital media, entertainment and software technology companies toward better performance, since February 2016. Mr. Donaldson also currently serves as a director on the board of The18 LLC, a private digital media company with a focus on soccer, since April 2020. Previously, Mr. Donaldson served in various executive roles, including as Treasurer of Playcorp, Inc. ("Playcorp"), a video game software company and subsidiary of Playcorp Holdings Pty. Ltd, from February 2020 to November 2022; Partner and Chief Financial Officer for Vanedge Capital Ltd, a venture capital fund investing in technology companies, from 2012 to 2015; President of the DigiBC, a not-for-profit industry association for digital media in British Columbia, from 2011 to 2015; COO of Propaganda Games, a game development studio, from January 2005 until its acquisition in April 2005; Vice President of Studio Operations of Disney Interactive Studios, Inc., a video game developer and publisher owned by The Walt Disney Company (NYSE: DIS), from 2005 to 2011, where he also served as Vice President of Finance and Administration from 1994 to 1997. Mr. Donaldson also served as the Vice President and Chief Financial Officer of Electronic Arts Canada, the Canadian division of Electronic Arts Inc. (NASDAQ: EA), a video game company, from 1997 to 2004, and Vice President, Controller of Macmillan McGraw-Hill School Publishing Company Joint Venture, an educational publishing company that focused on creating K-12 educational materials, from 1988 to 1994. Additionally, Mr. Donaldson previously served on the boards of directors of multiple companies, including AMPD Ventures Inc. (CSE: AMPD) (OTCQB: AMPDF), a company specialized in providing high-performance cloud and compute solutions for low-latency applications including video games and eSports, from October 2019 to May 2023; Indigo Medical Group, an operator of multispecialty medical and wellness clinics in the Greater Vancouver Area, from October 2019 to December 2022, where he served as Chairman of the board; Good Gamer Entertainment Inc. (TSXV: GOOD), an online esports skills-based real-money gaming tournament management platform, from October 2021 to May 2024; TCI Entertainment, an operator of a gaming and technology platform intended for strategic acquisition of growth, disruptive mobile gaming and mobile commerce companies, from May 2021 to July 2022, where he served as Chairman of the board; Playcorp, from February 2020 to November 2022; The Canadian Venture Capital & Private Equity Association, a non-governmental organization which promotes the development of the Canadian venture capital and private equity industry, from 2013 to 2015; DigiBC, from 2008 to 2015, where he served as Chairman of the board; and 90 Degree Software, Inc., a developer of business software and intelligence solutions, from 2004 until its acquisition by Microsoft, Inc. in 2008. Mr. Donaldson received a BBA from The University of Michigan, and an MBA from The University of Detroit. Mr. Donaldson also earned a Certified Public Accountant designation (inactive).

Adam Rymer has served as Chief Commercial Officer of Regal Cinemas, a leading movie theater chain and subsidiary of Cineworld Group plc, since February 2025. Mr. Rymer also currently serves as Executive Chairman of WiVu, Inc., a company focused on redefining out-of-home social content viewing, since co-founding the company in May 2020. Previously, Mr. Rymer served as President of Reason Advisory, a media and technology consultancy firm, from 2019 to February 2025. He also served as Chief Product Officer of ProbablyMonsters Inc., an independent video game developer, from January 2024 to November 2024, and as Senior Advisor at FTI Delta, a business transformation consultancy and division of FTI Consulting, Inc. (NYSE: FCN), from July 2023 to December 2023. From July 2020 to July 2023, he served as Chief Executive Officer and Strategic Advisor of OpTic Gaming, a global esports and media company. Prior to that, Mr. Rymer served as President of the Digital Networks division of Legendary Entertainment, a global entertainment company, from 2015 to 2019, and was the Co-Founder and served as Chief Operating Officer, and Chief Financial Officer of Lava Bear Films LLC, a film financing and production company, from 2010 to 2014. Earlier in his career, he served as Senior Vice President, Digital Platforms from 2006 to 2009 and as Vice President, Strategic Planning & Business Development from 2002 to 2006 at Universal Pictures, a division of Comcast Corporation (NASDAQ: CMCSA). He also served as Manager, Strategic Planning & Business Development at Universal Music Group N.V. (EURONEXT Amsterdam: UMG), from 1999 to 2000. Mr. Rymer has served as a member of the board of directors of Adeia Inc. (NASDAQ: ADEA), a licensing business focused on innovations in hybrid bonding and digital media, since August 2023. Mr. Rymer received his B.A. from Harvard University and his M.B.A. from The Wharton School of the University of Pennsylvania.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On June 2, 2025, Knighted and the Nominees entered into an Amended and Restated Group Agreement (the "A&R Group Agreement") in connection with the Annual Meeting pursuant to which, among other things, (i) that certain group agreement, dated October 31, 2024, between Knighted and the Class B Nominees, was superseded in its entirety, (ii) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law, (iii) the parties agreed to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting, (iv) each Nominee agreed not to enter into any transactions in the securities of the Issuer without the prior written consent of Knighted, and (v) Knighted agreed to bear all approved expenses incurred in connection with the Group's activities. A copy of the A&R Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Each of the Knighted Nominees (other than Mr. Choi) has granted Mr. Choi a power of attorney to execute certain SEC filings and other documents in connection with the solicitation of proxies at the Annual Meeting. The Powers of Attorney are attached hereto as Exhibit 99.2 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Amended and Restated Group Agreement, by and among Knighted Pastures, LLC, Roy Choi, Peter Chun, Walter Ivey Delph III, Jennifer van Dijk, Howard Donaldson, and Adam Rymer, dated June 2, 2025.

99.2 - Powers of Attorney.

## Signatures
- Knighted Pastures LLC: /s/ Roy Choi, Roy Choi, Manager (06/04/2025)
- Choi Roy: /s/ Roy Choi, Roy Choi (06/04/2025)